FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

For the month of April 2003.
Total number of pages: 2 .
NIDEC CORPORATION

(Translation of registrant’s name into English)

10 Tsutsumisoto-cho, Nishikyogoku

Ukyo-ku, Kyoto 615-0854, Japan

        (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
Corporate Planning
+81-75-316-3644
HIROSHI_TORIBA@notes.nidec.co.jp

Released on April 17, 2003 in Kyoto, Japan

Nidec Announces Structural Reforms Effective as of May 1, 2003

Nidec Corporation will implement a set of structural reforms including measures to avert, or mitigate adverse effects of contingencies, in line with those to solidify the company’s position as a socially responsible entity.

The outline of the reorganization is as follows:

1. Creation of compliance/risk control mechanism

(A) Compliance Board-----acts on self-regulatory programs to govern company-wide compliance with legal and social requirements.

(B) Risk Control Board----analyzes areas of possible loss in diverse operations to minimize potential managerial risks.

2. Strengthening of divisional function

(A)“Corporate Planning”, an umbrella department currently comprised of three  functional categories: “Corporate　Planning Group”, “Investor Relations Group”, and “Public Relations Group”, will split into three independent departments respectively named: “Corporate Planning Department”, “Investor Relations Department”, and “Public Relations Department”. The reorganization is aimed to further enhance the functionality of their activities with a delegation of added authority and transparent responsibilities.

(B) Nidec’s major research and development facilities, each having operated geographically distant from one another to date, will be largely integrated into a comprehensive R&D institute, collectively called the Central Technical Laboratory. The group of R&D force consists of former Central Laboratory, Basic Research and SPM (spindle motor) Department of Shiga Technical Center, and Basic Research and Processing Technology Department of Tottori Technical Center.

3. Date of Effect

  The structural reforms set forth above are to be implemented as of May 1, 2003.

Disclaimer Regarding Forward Looking Statements

This press release contains forward-looking statements including financial forecasts that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement.

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